FIRST AMENDMENT TO CONVERTIBLE PROMISSORY NOTE

For good and valuable consideration ILUSTRATO PICTURES INTERNATIONAL, INC, a Nevada corporation, (the “Company”), and AES CAPITAL MANAGEMENT, LLC (the “Holder”), a Puerto Rico LLC with offices at 151 Calle de San Francisco, Suite 200 PMB 546, San Juan, Puerto Rico, 00901-1607, agree that certain provisions of the Convertible Promissory Note issued from the Company in the amount of $375,000.00 on September 10, 2021 (the “Note”) are being amended as set forth in this agreement (“Agreement”):

1.	The Maturity Date of the Note is hereby extended by a period of 6 months from the original date of September 10th 2022 to March 10th 2023, during this period of time the Holder waives any penalty interest that would otherwise have occurred due to the failure to timely repay the Note on or prior to the original maturity date

2.	This Agreement, and the Note, are governed by and construed in accordance with the laws of Nevada applicable to contracts made and wholly to be performed within the State of Nevada and shall be binding upon the successors and assigns of each party hereto. The Holder and the Company hereby mutually waive trial by jury and consent to exclusive jurisdiction and venue in the courts of the State of Nevada or in the Federal courts sitting in the counties of either Washoe county, Nevada or Clark County, Nevada.

3.	All capitalized terms not defined herein shall have the meaning defined to them in the Note.

All other terms of the Note not modified by the terms of this Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, this Agreement has been executed effective October 28, 2021.

“Company”:

ILUSTRATO PICTURES INTERNATIONAL, INC.

By: /s/ Nicolas Link

Its: CEO

Print Name:

“Holder”:

AES CAPITAL MANAGEMENT, LLC

By: /s/ Eli Alan Safdieh

Eli Alan Safdieh, Manager